United States securities and exchange commission logo





                              March 10, 2022

       Sze Hon, Johnson Chen
       Chief Executive Officer
       Magic Empire Global Limited
       3/F, 8 Wyndham Street
       Central, Hong Kong

                                                        Re: Magic Empire Global
Limited
                                                            Amendment No. 5 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
4, 2022
                                                            CIK No. 0001881472

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted February 4, 2022

       Risk Factors, page 12

   1. We note your disclosure on pages F-16 and F-36 of ten percent or greater customers.
                                                        Please add a risk
factor describing the risks associated with your substantial customer concentration and the
extent to which these risks are exacerbated because of your
                                                        dependence on different
customers in different periods.
 Sze Hon, Johnson Chen
FirstName  LastNameSze  Hon, Johnson Chen
Magic Empire  Global Limited
Comapany
March      NameMagic Empire Global Limited
       10, 2022
March2 10, 2022 Page 2
Page
FirstName LastName
The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special
Administrative Region..., page 25

2. Please revise the heading of this risk factor to clarify that your Hong Kong subsidiaries represent substantially all of your business.
Investors may have difficulty enforcing judgments against us, our directors and management, page 30

3. Please revise this risk factor to disclose that your directors are located in Hong Kong and describe the difficulties enforcing any judgments against your directors.
Success Fees, page 109

4. Please describe what you mean by the term "any transaction" in this section and clarify the scope of transactions that are subject to success fees.
        You may contact Mark Brunhofer at (202) 551-3638 or Rolf Sundwall at
(202) 551-
3105 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams, Acting Legal
Branch Chief, at (202) 551-3217 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Lawrence S. Venick, Esq.